UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    January 30, 2012

January 30, 2012

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Nine Months ended December 31, 2011

<Under Japanese GAAP>

Head Office:    1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings:    Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL:    http://www.smfg.co.jp

President:    Koichi Miyata

Amounts less than one million yen have been omitted.

1. Consolidated Financial Results (for the nine months ended December 31, 2011)

(1) Operating Results	(Millions of yen, except per share data and percentages)
$555	$555	$555	$555	$555	$555	$555
	Ordinary Income		Ordinary Profit		Net Income
Nine Months ended December 31, 2011	¥ 2,934,523	0.8%	¥ 761,224	3.1%	¥ 411,001	(20.2)%
Nine Months ended December 31, 2010	2,911,713	24.4	738,176	64.8	515,138	107.9

Notes:	1.	Comprehensive Income:
		(a) for the nine months ended December 30, 2011: ¥227,881 million [(44.1)%]
		(b) for the nine months ended December 30, 2010: ¥407,344 million [-%]
	2.	Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the same period in the previous fiscal year.

$555,55555	$555,55555	$555,55555	$555,55555	$555,55555	$555,55555	$555,55555
	Net Income Per Share		Net Income Per Share (Diluted)
Nine Months ended December 31, 2011	¥ 295.01		¥ 294.97
Nine Months ended December 31, 2010	366.54		366.34

(2) Financial Position	(Millions of yen, except percentages)

	Total Assets	Net Assets	Net Assets Ratio
December 31, 2011	¥138,842,236	¥6,937,466	3.5%
March 31, 2011	137,803,098	7,132,073	3.7

Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2011: ¥4,903,340 million (b) as of March 31, 2011: ¥5,094,493 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100

2. Dividends on Common Stock per Share

(Yen)

	Cash Dividends per Share
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Fiscal Year ended March 31, 2011	¥ –	¥ 50	¥ –	¥ 50	¥ 100
Fiscal Year ending March 31, 2012	–	50	–
Fiscal Year ending March 31, 2012 (Forecast)				50	100

Notes:	1.	Dividend forecast remains unchanged.
	2.	Dividends on unlisted preferred stocks are reported on page 2.

3. Earnings Forecast on a Consolidated Basis (for the fiscal year ending March 31, 2012)

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income Per Share
Fiscal Year ending March 31, 2012	¥ 4,000,000	4.0%	¥ 900,000	9.0%	¥ 500,000	5.1%	¥ 360.92

Notes:	1.	Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase from the previous fiscal year.
	2.	Earnings forecast remains unchanged.

4. Other Information

(1)	There were no changes in material consolidated subsidiaries in the nine months ended December 31, 2011.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3)	There were changes in accounting principles when preparing quarterly consolidated financial statements due to revisions in accounting standards.

Sumitomo Mitsui Financial Group, Inc.

(4)	Number of Shares Issued (common stock)

	As of December 31, 2011	As of March 31, 2011
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	34,371,350 shares	32,581,914 shares

	Nine Months ended December 31, 2011	Nine Months ended December 31, 2010
(c) Average number of shares issued in the period	1,393,186,765 shares	1,396,975,501 shares

[Note on Quarterly Review Process]

This quarterly earnings report is out of the scope of the external auditors’ review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of quarterly consolidated financial statement has not been completed as of the disclosure of this quarterly earnings report.

[Dividends Information]

Dividends on Preferred Stock per Share

(Yen)

		Cash Dividends per Share
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Preferred stock (Type 6)	Fiscal Year ended March 31, 2011	¥–	¥44,250	¥–	¥44,250	¥88,500

<Reference> Calculation for Indices

- Forecasted Net Income per Share:

Forecasted net income
Forecasted average number of common stocks during the period (excluding treasury stock) (*)

*	The forecasted average number of common stocks (excluding treasury stock) used for the above calculation is assumed to be 1,385,337,413 shares taking into account the following facts:
a)

SMFG Card & Credit, Inc., a wholly-owned subsidiary of SMFG, made Cedyna Financial Corporation its wholly-owned subsidiary through a share exchange on May 1, 2011, which resulted in the decrease in SMFG’s common stock held by SMFG Card & Credit, Inc.

b)	Through market purchases, SMFG plans to repurchase its common stock that will be delivered to the shareholders of Promise Co., Ltd. as consideration for a share exchange.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

*	(Appendix) Financial Results for the nine months ended December 31, 2011 Supplementary Information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the nine months ended December 31, 2011.

1. Operating Results

In the nine months ended December 31, 2011, non-consolidated gross banking profit of Sumitomo Mitsui Banking Corporation (“SMBC”) increased by ¥9.1 billion year-on-year mainly due to an increase in net fees and commissions in gross international profit that resulted from an increase in fees related to overseas loans and an increase in gains on bonds, despite a decrease in domestic net interest income that resulted mainly from a decline in interest spread. Consolidated gross banking profit increased by ¥44.2 billion year-on-year to ¥1,922.1 billion partly due to the contribution of Cedyna Financial Corporation (“Cedyna”), which became a consolidated subsidiary in May 2010.

Non-consolidated expenses of SMBC increased by ¥10.8 billion year-on-year due mainly to the proactive allocation of resources into focused business areas, such as overseas business, while reexamining and restraining ordinary expenses. In addition, as a result of consolidation of companies such as Cedyna, consolidated general and administrative expenses increased by ¥36.3 billion year-on-year to ¥1,037.1 billion.

Total credit cost on a consolidated basis decreased by ¥76.3 billion year-on-year to ¥58.6 billion. The main reasons were a decrease of ¥25.8 billion at SMBC due to improvement in corporate clients’ financial condition resulting from tailored measures provided to corporate borrowers in order to improve their business, and a decrease at other consolidated subsidiaries including domestic banking subsidiaries.

Finally, on a consolidated basis, ordinary profit increased by ¥23.0 billion year-on-year to ¥761.2 billion, while net income decreased by ¥104.1 billion year-on-year to ¥411.0 billion due to an increase in tax expenses.

<Consolidated>	(Billions of yen)

	Nine months ended December 31, 2011	Change from the nine months ended December 31, 2010	Fiscal year ended March 31, 2011 (reference)
Consolidated gross profit	¥ 1,922.1	¥ 44.2	¥ 2,504.7
General and administrative expenses	(1,037.1)	(36.3)	(1,355.3)
Total credit cost	(58.6)	76.3	(217.3)
Net gains (losses) on stocks	(33.1)	(27.5)	(91.9)
Ordinary profit	761.2	23.0	825.4
Net income	411.0	(104.1)	475.9

<SMBC, Non-consolidated>
Gross banking profit	¥ 1,164.7	¥ 9.1	¥ 1,531.8
Net gains (losses) on bonds	142.3	4.7	147.1
Expenses (excluding non-recurring losses)	(532.9)	(10.8)	(699.2)
Banking profit (*)	631.8	(1.7)	832.6
Total credit cost	(24.7)	25.8	(94.3)
Net gains (losses) on stocks	(55.8)	(44.8)	(87.3)
Ordinary profit	523.4	2.3	595.7
Net income	343.9	(85.6)	421.2

(*)	Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc.

2. Financial Position

On a consolidated basis, SMFG’s total assets as of December 31, 2011, were ¥138,842.2 billion, an increase of ¥1,039.1 billion, due to Promise Co., Ltd. (“Promise”) becoming a consolidated subsidiary in December 2011.

Total stockholders’ equity increased by ¥59.3 billion compared with March 31, 2011 to ¥4,980.7 billion, due mainly to the recording of net income, while the acquisition and cancellation of Preferred stock (Type 6), and the payment of cash dividends. Finally, total net assets decreased by ¥194.6 billion to ¥6,937.5 billion.

On a consolidated basis, deposits increased by ¥1,550.1 billion to ¥83,549.1 billion compared with March 31, 2011. Loans and bills discounted increased by ¥1,187.1 billion to ¥62,535.5 billion, due mainly to the increase in overseas at SMBC and Promise becoming a consolidated subsidiary.

On a consolidated basis, problem assets (non-performing loans as defined under the Financial Reconstruction Law) increased by ¥76.7 billion to ¥1,767.0 billion compared with March 31, 2011. Problem assets ratio remained at a low level of 2.48%, an increase of 0.05% from March 31, 2011.

3. Earnings Forecasts for the fiscal year ending March 31, 2012

There are no changes to the consolidated earnings forecast, which was announced on November 14, 2011.

4. Other

Change in accounting policy, Change in estimate on accounting and Restatements

Accounting Standard for Earnings per Share

SMFG has adopted the “Accounting Standard for Earnings Per Share” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 2), “Guidance on Accounting Standard for Earnings Per Share” (ASBJ Guidance No. 4) and “Practical Solution on Accounting for Earnings Per Share” (ASBJ PITF No. 9) starting from the fiscal year beginning on April 1, 2011. If these accounting standards had not been applied, diluted net income per share for the nine months ended December 31, 2010 would have been ¥366.33.

(Additional Information)

Changes of Accounting Procedures and Presentation

SMFG has adopted “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24, issued on December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, issued on December 4, 2009) for changes in accounting policies and corrections of figures on and after April 1, 2011. Further, SMFG had previously presented “Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” as part of “Extraordinary gains” until the fiscal year ended March 31, 2011. However, SMFG presents them as items of “Other income” after April 1, 2011, based on “Practical Guidelines for Accounting Standard for Financial Instruments” (JICPA Accounting System Committee Report No. 14, revised March 29, 2011). However, the figures for the nine months ended December 31, 2010, are stated in the previous method in accordance with the Practical Guidelines.

Effects of changes in the corporate income tax rate

Following the promulgation of the “Act for Partial Amendment of the Income Tax Act, etc. for the Purpose of Creating a Taxation System Responding to Changes in Economic and Social Structures” (Act No. 114, 2011) and the “Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake” (Act No. 117, 2011) on December 2, 2011, the corporate income tax rate will be lowered and a special restoration surtax will be imposed from the fiscal year beginning on April 1, 2012. Additionally, beginning from the fiscal year starting on or after April 1, 2012, the use of tax loss carriedforwards will be limited to the equivalent of 80% of taxable income before deducting tax loss carryforwards.

As a result of this change net income decreased by ¥31,551 million.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated Financial Statements

  (1) Consolidated Balance Sheets

	(Millions of yen)
	March 31, 2011	December 31, 2011
Assets:
Cash and due from banks	¥9,233,906	¥7,338,561
Call loans and bills bought	851,636	1,343,934
Receivables under resale agreements	131,104	188,971
Receivables under securities borrowing transactions	4,740,410	4,286,052
Monetary claims bought	1,122,307	1,318,600
Trading assets	6,632,898	8,480,271
Money held in trust	24,011	24,238
Securities	39,952,123	38,962,114
Loans and bills discounted	61,348,355	62,535,471
Foreign exchanges	1,077,024	1,313,489
Lease receivables and investment assets	1,734,169	1,710,406
Other assets	4,604,732	4,809,730
Tangible fixed assets	1,168,908	1,156,439
Intangible fixed assets	674,216	788,027
Deferred tax assets	644,736	482,019
Customers’ liabilities for acceptances and guarantees	4,921,500	5,090,884
Reserve for possible loan losses	(1,058,945)	(986,977)

Total assets	¥137,803,098	¥138,842,236

Liabilities:
Deposits	¥81,998,940	¥83,549,050
Negotiable certificates of deposit	8,366,323	9,223,199
Call money and bills sold	2,629,407	1,799,035
Payables under repurchase agreements	726,365	1,679,525
Payables under securities lending transactions	5,713,233	3,475,639
Commercial paper	337,120	489,554
Trading liabilities	5,248,302	6,206,420
Borrowed money	10,769,668	9,671,555
Foreign exchanges	256,160	275,010
Short-term bonds	1,183,198	997,287
Bonds	3,866,095	4,376,173
Bonds with stock acquisition rights	–	42,000
Due to trust account	216,171	430,285
Other liabilities	4,188,259	4,002,999
Reserve for employee bonuses	45,176	19,309
Reserve for executive bonuses	2,496	–
Reserve for employee retirement benefits	44,604	51,452
Reserve for executive retirement benefits	2,728	2,388
Reserve for point service program	18,927	19,404
Reserve for reimbursement of deposits	9,923	7,068
Reserve for losses on interest repayment	59,812	402,234
Reserve under the special laws	392	386
Deferred tax liabilities	20,517	53,948
Deferred tax liabilities for land revaluation	45,698	39,954
Acceptances and guarantees	4,921,500	5,090,884

Total liabilities	130,671,024	131,904,770

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	978,851	759,801
Retained earnings	1,776,433	2,045,107
Treasury stock	(171,760)	(162,120)

Total Stockholders’ equity	4,921,419	4,980,684

Net unrealized gains on other securities	272,306	33,093
Net deferred losses on hedges	(9,701)	(15,686)
Land revaluation excess	33,357	39,165
Foreign currency translation adjustments	(122,889)	(133,916)

Total accumulated other comprehensive income	173,073	(77,343)

Stock acquisition rights	262	623
Minority interests	2,037,318	2,033,501

Total net assets	7,132,073	6,937,466

Total liabilities and net assets	¥137,803,098	¥138,842,236

Sumitomo Mitsui Financial Group, Inc.

  (2) Consolidated Statements of Income and Consolidated Statement of Comprehensive Income

(Consolidated Statements of Income)

	(Millions of yen)
Nine months ended December 31,	2010	2011
Ordinary income	¥2,911,713	¥2,934,523
Interest income	1,216,765	1,199,329
Interest on loans and discounts	903,243	876,295
Interest and dividends on securities	194,695	192,813
Trust fees	1,962	1,020
Fees and commissions	657,690	696,573
Trading income	214,593	173,050
Other operating income	782,041	835,956
Other income	38,659	28,591
Ordinary expenses	2,173,537	2,173,298
Interest expenses	225,733	214,548
Interest on deposits	82,308	75,593
Fees and commissions payments	104,965	104,993
Other operating expenses	664,493	664,326
General and administrative expenses	1,000,757	1,037,102
Other expenses	177,587	152,328

Ordinary profit	738,176	761,224

Extraordinary gains	14,986	27,637
Extraordinary losses	7,460	4,877

Income before income taxes and minority interests	745,702	783,984

Income taxes-current	72,679	84,216
Income taxes-deferred	71,684	194,735

Income taxes	144,363	278,952

Income before minority interests	601,338	505,032

Minority interests in net income	86,200	94,030

Net income	¥515,138	¥411,001

(Consolidated Statements of Comprehensive Income)

	(Millions of yen)
Nine months ended December 31,	2010	2011
Income before minority interests	¥601,338	¥505,032
Other comprehensive income	(193,994)	(277,150)
Net unrealized losses on other securities	(170,448)	(227,335)
Net deferred gains (losses) on hedges	38,977	(6,558)
Land revaluation excess	–	5,609
Foreign currency translation adjustment	(60,871)	(38,267)
Share of other comprehensive income of affiliates	(1,651)	(10,598)

Total comprehensive income	407,344	227,881

Comprehensive income attributable to shareholders of the parent	370,664	160,354
Comprehensive income attributable to minority interests	36,679	67,526

Sumitomo Mitsui Financial Group, Inc.

  (3) Note on the Assumption as a Going Concern

Not applicable.

  (4) Material Changes in Stockholders’ Equity

Nine months ended December 31, 2011

(Millions of yen)

	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total Stockholders’ equity
Balance at the beginning of period	2,337,895	978,851	1,776,433	(171,760)	4,921,419
Changes in the period
Cash dividends			(142,010)		(142,010)
Net income			411,001		411,001
Purchase of treasury stock *1				(247,601)	(247,601)
Disposal of treasury stock *2		(9,046)		47,239	38,192
Cancellation of treasury stock *3		(210,003)		210,003	–
Increase due to increase in subsidiaries			10		10
Increase due to decrease in subsidiaries			1		1
Decrease due to increase in subsidiaries			(6)		(6)
Decrease due to decrease in subsidiaries			(13)		(13)
Decrease due to decrease in affiliates			(90)		(90)
Reversal of land revaluation excess			(219)		(219)
Net changes in the period	–	(219,049)	268,673	9,640	59,264
Balance at the end of the period	2,337,895	759,801	2,045,107	(162,120)	4,980,684

*1.	“Treasury stock” increased by ¥247,601 million. The reasons were as follows:
	a)	Purchase of fractional shares
	b)	Acquisition all shares of its First Series Type 6 Preferred Stock on April 1, 2011
	c)	Repurchase its common stock that will be delivered to the shareholders of Promise as consideration for a share exchange through market purchases
*2.	“Capital surplus” and “Treasury stock” decreased by ¥9,046 million and ¥47,239 million, respectively. The reasons were as follows:
	a)	Sale of fractional shares
	b)	Exercising of stock options
c)

SMFG Card & Credit, Inc., a wholly-owned subsidiary of SMFG, made Cedyna its wholly-owned subsidiary on May 1, 2011. Cedyna’s shareholders were allocated SMFG shares held by SMFG Card & Credit for their Cedyna shares.

	d)	Sale of SMFG’s shares by certain consolidated subsidiaries
*3.	SMFG cancelled all shares of its First Series Type 6 Preferred Stock on April 1, 2011. Accordingly, “Capital surplus” and “Treasury stock” decreased by ¥210,003 million.

Financial Results

for the Nine Months

ended December 31, 2011

- Supplementary Information -

<Table of Contents>

(Notes)

1. <Consolidated> : SMFG’s consolidated figures

2. <Non-consolidated> : SMBC’s non-consolidated figures

3. Capital ratio as of December 31, 2011 will be announced when it is fixed.

Sumitomo Mitsui Financial Group, Inc.

1. Income Analysis

<Consolidated>

(Millions of yen)

		Nine months ended Dec. 31, 2011	Change	Nine months ended Dec. 31, 2010	Year ended Mar. 31, 2011 <Reference>
Consolidated gross profit	1	1,922,063	44,202	1,877,861	2,504,730
Net interest income	2	984,781	(6,251)	991,032	1,317,651
Trust fees	3	1,020	(942)	1,962	2,335
Net fees and commissions	4	591,580	38,856	552,724	766,230
Net trading income	5	173,050	(41,543)	214,593	237,093
Net other operating income	6	171,629	54,081	117,548	181,419
General and administrative expenses	7	(1,037,102)	(36,345)	(1,000,757)	(1,355,322)
Credit costs	8	(72,705)	63,919	(136,624)	(220,162)
Write-off of loans	9	(63,034)	33,271	(96,305)	(156,571)
Provision for specific reserve for possible loan losses	10	–	35,844	(35,844)	(63,574)
Provision for general reserve for possible loan losses	11	–	(2,970)	2,970	14,919
Other credit costs	12	(9,670)	(2,225)	(7,445)	(14,935)
Gains on reversal of reserve for possible loan losses	13	12,400	12,400	–	–
Recoveries of written-off claims	14	1,730	1,730	–	–
Gains (losses) on stocks	15	(33,056)	(27,539)	(5,517)	(91,949)
Equity in earnings (losses) of affiliates	16	(31,456)	(42,274)	10,818	(13,319)
Other income (expenses)	17	(650)	6,954	(7,604)	1,452
Ordinary profit	18	761,224	23,048	738,176	825,428
Extraordinary gains (losses)	19	22,760	15,234	7,526	1,884
Gain on step acquisitions	20	25,050	12,395	12,655	12,655
Losses on impairment of fixed assets	21	(2,073)	(274)	(1,799)	(5,411)
Recoveries of written-off claims	22	–	(1,768)	1,768	2,813
Income before income taxes and minority interests	23	783,984	38,282	745,702	827,313
Income taxes-current	24	(84,216)	(11,537)	(72,679)	(97,446)
Income taxes-deferred	25	(194,735)	(123,051)	(71,684)	(143,325)
Income before minority interests	26	505,032	(96,306)	601,338	586,542
Minority interests in net income	27	(94,030)	(7,830)	(86,200)	(110,646)
Net income	28	411,001	(104,137)	515,138	475,895

(Notes)	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)
	3.	“Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” which were included in “Extraordinary gains (losses)” are included in “Ordinary profit” from the fiscal year beginning on or after April 1, 2011.

Total credit cost (8+13+14+22)	29	(58,573)	76,283	(134,856)	(217,348)

(Reference)					(Billions of yen)
Consolidated net business profit	30	808.4	16.9	791.5	1,002.0

(Note)	Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))
+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items) + (Affiliates’ ordinary profit) X (Ownership ratio)
- (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and equity method affiliates)
		Dec. 31, 2011		Mar. 31, 2011	Sept. 30, 2011 <Reference>
			Change
Consolidated subsidiaries	31	340	13	327	337
Equity method affiliates	32	43	(4)	47	49

Sumitomo Mitsui Financial Group, Inc.

<SMBC Non-consolidated>	(Millions of yen)

		Nine months ended Dec. 31, 2011	Change	Nine months ended Dec. 31, 2010	Year ended Mar. 31, 2011 <Reference>
Gross banking profit	1	1,164,688	9,097	1,155,591	1,531,759
Excluding gains (losses) on bonds	2	1,022,431	4,441	1,017,990	1,384,638
Net interest income	3	720,039	(8,748)	728,787	967,825
Trust fees	4	995	(929)	1,924	2,299
Net fees and commissions	5	220,791	13,972	206,819	302,667
Net trading income	6	88,061	(61,979)	150,040	151,070
Net other operating income	7	134,800	66,782	68,018	107,897
Gains (losses) on bonds	8	142,256	4,655	137,601	147,120
Expenses (excluding non-recurring losses)	9	(532,915)	(10,821)	(522,094)	(699,197)
Personnel expenses	10	(195,226)	(8,318)	(186,908)	(249,842)
Non-personnel expenses	11	(310,540)	(3,615)	(306,925)	(411,471)
Taxes	12	(27,149)	1,111	(28,260)	(37,883)
Banking profit (before provision for general reserve for possible loan losses)	13	631,772	(1,725)	633,497	832,562
Excluding gains (losses) on bonds	14	489,515	(6,380)	495,895	685,441
Provision for general reserve for possible loan losses	15	–	(7,377)	7,377	12,335
Banking profit	16	631,772	(9,103)	640,875	844,897
Non-recurring gains (losses)	17	(108,332)	11,485	(119,817)	(249,193)
Credit costs	18	(31,969)	26,481	(58,450)	(107,660)
Gains on reversal of reserve for possible loan losses	19	6,942	6,942	–	–
Recoveries of written-off claims	20	322	322	–	–
Gains (losses) on stocks	21	(55,823)	(44,831)	(10,992)	(87,285)
Gains on sale of stocks and other securities	22	14,097	420	13,677	21,671
Losses on sale of stocks and other securities	23	(4,335)	(3,160)	(1,175)	(1,604)
Losses on devaluation of stocks and other securities	24	(65,585)	(42,090)	(23,495)	(107,353)
Other non-recurring gains (losses)	25	(27,804)	22,569	(50,373)	(54,247)
Ordinary profit	26	523,440	2,383	521,057	595,704
Extraordinary gains (losses)	27	63	3,515	(3,452)	(6,864)
Gains (losses) on disposal of fixed assets	28	1,815	3,003	(1,188)	(2,336)
Losses on impairment of fixed assets	29	(1,752)	(198)	(1,554)	(4,288)
Recoveries of written-off claims	30	–	(584)	584	1,055
Income before income taxes	31	523,503	5,898	517,605	588,839
Income taxes-current	32	(35,166)	(2,225)	(32,941)	(42,386)
Income taxes-deferred	33	(144,401)	(89,242)	(55,159)	(125,273)
Net income	34	343,935	(85,568)	429,503	421,180

Total credit cost (15+18+19+20+30)	35	(24,705)	25,782	(50,487)	(94,269)
Provision for general reserve for possible loan losses	36	57,010	49,633	7,377	12,335
Write-off of loans	37	(23,894)	13,252	(37,146)	(70,775)
Provision for specific reserve for possible loan losses	38	(50,157)	(32,959)	(17,198)	(27,104)
Losses on sales of delinquent loans	39	(8,075)	(4,010)	(4,065)	(9,693)
Provision for loan loss reserve for specific overseas countries	40	89	129	(40)	(87)
Recoveries of written-off claims	41	322	(262)	584	1,055

(Notes)

1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2.	“Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” which were included in “Extraordinary gains (losses)” are included in “Non-recurring gains (losses)” from the fiscal year beginning on or after April 1, 2011.

Sumitomo Mitsui Financial Group, Inc.

2. Interest Spread (Domestic) <SMBC Non-consolidated>

					(%)
	Nine months ended Dec. 31, 2011
		1st Quarter	2nd Quarter	3rd Quarter	Year ended March 31, 2011 <Reference>
Interest earned on loans and bills discounted (A)	1.57	1.59	1.56	1.56	1.65
Interest paid on deposits, etc. (B)	0.06	0.06	0.06	0.06	0.09
Interest spread (A) - (B)	1.51	1.53	1.50	1.50	1.56

3. Problem Assets Based on the Financial Reconstruction Law

<Consolidated>					(Billions of yen)

		Dec. 31, 2011	Change from	Mar. 31, 2011	Sep. 30, 2011
			Mar. 31, 2011		<Reference>
Bankrupt and quasi-bankrupt assets	1	243.6	(38.0)	281.6	257.7
Doubtful assets	2	964.8	89.0	875.8	918.8
Substandard loans	3	558.6	25.7	532.9	500.0
Total of problem assets (A)	4	1,767.0	76.7	1,690.3	1,676.5

Normal assets	5	69,372.4	1,503.6	67,868.8	69,525.6
Total (B)	6	71,139.4	1,580.3	69,559.1	71,202.1

Problem asset ratio (A/B)	7	2.48%	0.05%	2.43%	2.35%
Amount of direct reduction		803.5	(64.4)	867.9	776.0

<SMBC Non-consolidated>					(Billions of yen )

		Dec. 31, 2011	Change from	Mar. 31, 2011	Sep. 30, 2011
			Mar. 31, 2011		<Reference>
Bankrupt and quasi-bankrupt assets	8	117.1	(21.4)	138.5	126.3
Doubtful assets	9	726.3	41.5	684.8	718.4
Substandard loans	10	266.8	(36.2)	303.0	266.2
Total of problem assets (A)	11	1,110.2	(16.1)	1,126.3	1,110.9

Normal assets	12	62,101.7	1,075.9	61,025.8	62,974.0
Total (B)	13	63,211.9	1,059.8	62,152.1	64,084.9

Problem asset ratio (A/B)	14	1.76%	(0.05)%	1.81%	1.73%
Amount of direct reduction		430.9	(65.3)	496.2	415.4

(Note)
Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group, Inc.

4. Unrealized Gains (losses) on Securities

<Consolidated>	(Billions of yen)

		Dec. 31, 2011					Mar. 31, 2011

					Gains	Losses			Gains	Losses
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar. 31, 2011			Balance sheet amount	Net unrealized gains (losses)
Held-to-maturity purpose	1	5,093.3	69.4	9.6	69.4	0	4,189.3	59.8	61.3	(1.5)
Other securities	2	34,121.9	102.6	(268.3)	521.6	(419.0)	35,972.4	370.9	720.9	(350.0)
Stocks	3	2,141.0	(6.0)	(318.0)	337.7	(343.7)	2,486.3	312.0	487.8	(175.8)
Bonds	4	27,769.6	99.6	22.9	105.7	(6.1)	25,560.0	76.7	108.6	(31.9)
Others	5	4,211.3	9.0	26.8	78.2	(69.2)	7,926.1	(17.8)	124.5	(142.3)
Other money held in trust	6	22.9	(0.1)	(0.2)	–	(0.1)	22.6	0.1	0.1	–
Total	7	39,238.1	171.9	(258.9)	591.0	(419.1)	40,184.3	430.8	782.3	(351.5)
Stocks	8	2,141.0	(6.0)	(318.0)	337.7	(343.7)	2,486.3	312.0	487.8	(175.8)
Bonds	9	32,851.3	169.0	32.4	175.1	(6.1)	29,734.8	136.6	170.0	(33.4)
Others	10	4,245.8	8.9	26.7	78.2	(69.3)	7,963.2	(17.8)	124.5	(142.3)

(Notes)

1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought,” etc.
2.	Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the corresponding period. Rest of the securities are valuated at market prices as of the balance sheet date.
3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include losses which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of December 31, 2011 and March 31, 2011, are 1.4 billion yen of losses and 1.2 billion yen of gains, respectively, in the statement of income.

4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the consolidated balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

<SMBC Non-consolidated>	(Billions of yen)

		Dec. 31, 2011					Mar. 31, 2011

		Balance sheet amount	Net unrealized gains (losses)	Change from Mar. 31, 2011	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	11	4,974.6	68.2	9.3	68.2	–	4,071.7	58.9	60.4	(1.5)
Stocks of subsidiaries and affiliates	12	2,314.6	(34.8)	(6.8)	0.4	(35.2)	2,228.4	(28.0)	0.5	(28.5)
Other securities	13	32,022.6	72.2	(233.4)	463.4	(391.2)	33,980.7	305.6	662.0	(356.4)
Stocks	14	1,989.3	(4.5)	(280.0)	322.3	(326.8)	2,338.5	275.5	468.6	(193.1)
Bonds	15	26,383.5	92.5	20.6	96.9	(4.4)	24,303.2	71.9	99.9	(28.0)
Others	16	3,649.8	(15.8)	26.0	44.2	(60.0)	7,339.0	(41.8)	93.5	(135.3)
Other money held in trust	17	7.1	(0.1)	(0.2)	–	(0.1)	8.9	0.1	0.1	–
Total	18	39,318.9	105.5	(231.1)	532.0	(426.5)	40,289.7	336.6	723.0	(386.4)
Stocks	19	3,211.0	(26.1)	(287.4)	322.7	(348.8)	3,494.3	261.3	469.1	(207.8)
Bonds	20	31,358.1	160.7	29.9	165.1	(4.4)	28,374.9	130.8	160.3	(29.5)
Others	21	4,749.8	(29.1)	26.4	44.2	(73.3)	8,420.5	(55.5)	93.6	(149.1)

(Notes)

1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought,” etc.
2.	Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the corresponding period. Rest of the securities are valuated at market prices as of the balance sheet date.
3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include losses (gains) which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of December 31, 2011 and March 31, 2011, are 1.4 billion yen of losses and 1.2 billion yen of gains, respectively, in the statement of income.

4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

Sumitomo Mitsui Financial Group, Inc.

5. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC Non-consolidated>								(Billions of yen	)
	Dec. 31, 2011				Mar. 31, 2011

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	110.4	63.7	46.7	(34.9)	57.6	30.9	26.7	(17.6)
Currency swaps	443.4	10.3	433.1	16.3	352.3	13.9	338.4	6.0
Others	4.5	0.7	3.8	162.6	2.1	1.6	0.5	126.7
Total	558.3	74.7	483.6	144.0	412.0	46.4	365.6	115.1

(Notes)
1. Derivative transactions are valuated at fair value on the balance sheet.

    2.   SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

							(Billions of yen)
	Dec. 31, 2011				Mar. 31, 2011

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate/payable floating rate	4,562.1	15,021.9	5,500.3	25,084.3	4,960.9	14,496.3	4,676.4	24,133.6
Receivable floating rate/payable fixed rate	886.8	4,832.8	5,308.6	11,028.2	613.2	5,360.0	6,047.3	12,020.5
Receivable floating rate/payable floating rate	–	28.7	–	28.7	0.5	29.4	–	29.9
Total contract amount	5,448.9	19,883.4	10,808.9	36,141.2	5,574.6	19,885.7	10,723.7	36,184.0

6. Deposits and Loans

<SMBC Non-consolidated>			(Billions of yen)

	Dec. 31, 2011	Change from Mar. 31, 2011	Mar. 31, 2011	Sep. 30, 2011 <Reference>
Domestic deposits	72,322.8	(726.2)	73,049.0	71,412.2
Individual	37,982.6	1,328.9	36,653.7	37,164.1
(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding “negotiable certificates of deposit” and offshore banking accounts.
Loans and bills discounted	56,144.5	906.9	55,237.6	57,048.9
Domestic offices (excluding offshore banking account)	47,454.0	(397.1)	47,851.1	48,888.7
Overseas offices and offshore banking accounts	8,690.5	1,304.0	7,386.5	8,160.2
7. Return on Equity <Consolidated>

	Nine months ended Dec. 31, 2011	Change	Year ended Mar. 31, 2011	Six months ended Sep. 30, 2011 <Reference>
ROE (denominator: Total stockholders’ equity)	11.0%	1.1%	9.9%	12.6%

(Note)
ROE (denominator: Total = stockholders’ equity)

(Net income) X (Number of days in a year (365 days)) / (Number of days in the term (275 days (365 days)))

{(Total stockholders’ equity at the beginning of the term) + (Total stockholders’ equity at the term)} / 2

X 100

Sumitomo Mitsui Financial Group, Inc.

8. Exposure of Securitized Products <Consolidated>

(1) Securitized Products	-Managerial accounting basis

(Billions of yen)

	Dec. 31, 2011						Mar. 31, 2011

	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
		Change from Mar. 2011	Overseas	Change from Mar. 2011		Change from Mar. 2011		Overseas

Cards	2.3	(0.3)	2.3	(0.3)	(0.0)	0.0	2.6	2.6	(0.1)

CLO	0.7	(0.8)	0.7	(0.8)	1.2	0.0	1.5	1.5	1.2

CMBS	19.0	6.3	7.0	7.0	0.6	0.5	12.7	–	0.1

RMBS, etc.	0.1	(0.0)	0.1	(0.0)	0.1	(0.2)	0.1	0.1	0.3

Total	22.1	5.2	10.1	5.9	1.9	0.3	16.9	4.2	1.5

(Notes)	1.	Balance of sub-prime related products is approx. 0.1 billion yen.
	2.	There is no amount of ABCP.
	3.	Excludes RMBS issued by GSE and Japan Housing Finance Agency and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.
	4.	No loss was recorded on securitized products in the 3rd quarter of FY2011.

(2) Transactions with Monoline Insurance Companies

(a) Credit derivatives (Credit Default Swap [“CDS”]) transactions with monoline insurance companies

(Billions of yen)

	Dec. 31, 2011			Mar. 31, 2011		Dec. 31, 2011		Mar. 31, 2011
			Reserve for possible loan losses		Reserve for possible loan losses
	Net exposure	Change from Mar. 2011		Net exposure		Amount of reference assets	Change from Mar. 2011	Amount of reference assets
Exposure to CDS transactions with monoline insurance companies	5.6	2.7	1.6	2.9	0.8	223.8	(97.5)	321.3

(Notes)	1.	Reference assets are rated investment grade or equivalent, and do not include subprime-related assets.
	2.	SMFG recorded loss on those transactions of approx. 0.8 billion yen in the 3rd quarter of FY2011.

(b) Loans and investments guaranteed by monoline insurance companies etc.

(Billions of yen)

	Dec. 31, 2011			Mar. 31, 2011
			Reserve for possible loan losses		Reserve for possible loan losses
	Exposure	Change from Mar. 2011		Exposure
Loans and investments guaranteed or insured by monoline insurance companies	8.7	(0.7)	0.0	9.4	0.0

(Note)	Underlying assets are those of project finance, etc., which are rated investment grade or equivalent, and no subprime-related assets are included.

Sumitomo Mitsui Financial Group, Inc.

(3) Leveraged Loans

							(Billions of yen)
	Dec. 31, 2011					Mar. 31, 2011
					Reserve for possible loan losses
	Loans	Change from Mar. 2011	Undrawn commitments	Change from Mar. 2011		Loans	Undrawn commitments	Reserve for possible loan losses
Europe	138.6	(58.3)	21.4	(2.0)	7.2	196.9	23.4	7.5
Japan	146.0	(37.5)	18.3	2.8	2.2	183.5	15.5	12.7
United States	76.5	(0.7)	57.1	(9.0)	7.2	77.2	66.1	11.0
Asia (excluding Japan)	56.9	(8.5)	5.1	(2.6)	–	65.4	7.7	1.0
Total	418.0	(105.0)	101.9	(10.8)	16.6	523.0	112.7	32.2

(Notes)	1.	Above figures include the amount to be sold of approx. 8.0 billion yen.

		In the 3rd quarter of FY2011, we sold leveraged loans of approx. 13.0 billion yen, and loss on the sale amounted to approx. 7.0 billion yen.

	2.	Above figures do not include leveraged loans which are included in underlying assets of “(1) Securitized Products” shown on page 6.

	3.	Reservefor possible loan losses do not include general reserve for possible loan losses against normal borrowers.

(4) Asset Backed Commercial Paper (ABCP) Programs as Sponsor

We sponsor issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs. Most of the reference assets are high-grade claims of corporate clients and do not include subprime loan related assets.

						(Billions of yen	)
	Dec. 31, 2011				Mar. 31, 2011

	Notional amount		Overseas		Notional amount
		Change from Mar. 2011		Change from Mar. 2011		Overseas
Reference assets related to Asset Backed Commercial Paper (ABCP) Programs as Sponsor	415.8	(57.4)	152.0	(42.7)	473.2	194.7

(Reference)	In addition, we provide liquidity supports for ABCP programs which are sponsored by other banks.

Total notional amount of reference assets of such programs are approx. 44.0 billion yen.

(5) Others

We have no securities issued by Structured Investment Vehicles.